Exhibit 99.2

Attention Business/Financial Editors: Scotiabank reports solid earnings in second quarter

Second quarter highlights
- Compared to the same period a year ago:
- Net income of $596 million, compared to $598 million
- Earnings per share (diluted) of $1.12, compared to $1.11
- Return on equity of 17.2% versus 18.3%
- Tier 1 capital ratio of 10.3%, compared to 9.9%
- Quarterly dividend increased 4 cents to 44 cents per common share

TORONTO, May 27 /CNW/ - Scotiabank reported solid earnings in the second quarter of 2003 with net income of $596 million. Earnings per share (diluted) were a record at $1.12, up from $1.11 for the second quarter of 2002. Return on equity was strong at 17.2%.

“Our second quarter results, once again, demonstrate our ability to consistently deliver solid earnings from our major businesses. As well, our industry-leading capital ratios provide us with the flexibility to pursue long-term growth opportunities, such as the acquisition of an additional 36 per cent of Grupo Financiero Scotiabank Inverlat in Mexico this quarter,” said Peter Godsoe, Chairman and CEO.

“The provision for credit losses has decreased year over year and from last quarter, and we are cautiously optimistic that the worst of the credit cycle is behind us, notwithstanding ongoing economic uncertainty. Nevertheless, we continue to manage our credit portfolio on a conservative basis.

“We also remain completely dedicated to maintaining our leadership in customer service, which continues to give us an important competitive advantage.”

For the six-month period ended April 30, 2003, net income was $1,191 million, compared to $650 million in the same period last year. Excluding the 2002 charges related to Argentina(1), net income was $1,190 million in the same period a year ago. Earnings per share (diluted) were $2.23 versus $1.16 ($2.21 excluding the charges related to Argentina(1)), and return on equity was 16.9% compared to 9.4% (17.5% excluding the charges related to Argentina(1)).

Performance versus our 2003 targets was as follows:
1.	TARGET: Earn a return on equity (ROE) of 15% to 18%. In Q2, Scotiabank earned an ROE of 17.2%.

2.	TARGET: Generate growth in earnings per common share of 5% to 10% per year (excluding 2002 Argentina charges(1)). In Q2, our year-over-year growth in earnings per share was 1%.

3.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s performance in Q2 was 55.6%; one of the best in the financial sector.

4.	TARGET: Maintain a Tier 1 capital ratio of greater than 8.0%. At 10.3%, Scotiabank’s Tier 1 capital ratio remained among the highest of the Canadian banks and strong by international standards.

(1)	Refer to details of 2002 charges related to Argentina discussed in Table 24 (on page 74) and Note 23 (on page 110) of the 2002 Scotiabank Annual Report.

Financial Highlights

	As at and for the three months ended				For the six months ended

(Unaudited)	April 30 2003	January 31 2003	April 30 2002	April 30 2003	April 30 2002

					As reported	Excluding charges for Argentina(1)

Operating results ($ millions)
Net interest income (TEB(2))	1,603	1,611	1,712	3,214	3,508	3,508
Total revenue (TEB(2))	2,568	2,645	2,770	5,213	5,435	5,542
Provision for credit losses	248	325	350	573	1,200	700
Non-interest expenses	1,429	1,355	1,505	2,784	3,017	3,017
Net income	596	595	598	1,191	650	1,190
Net income available to common shareholders	572	568	571	1,140	596	1,136

Operating performance
Basic earnings per share ($)	1.14	1.12	1.13	2.26	1.18	2.25
Diluted earnings per share ($)	1.12	1.11	1.11	2.23	1.16	2.21
Return on equity (%)	17.2	16.6	18.3	16.9	9.4	17.5
Productivity ratio (%) (TEB(2))	55.6	51.2	54.3	53.4	55.5	-
Net interest margin on total average assets (%) (TEB(2))	2.25	2.17	2.34	2.21	2.37	-

Balance sheet information ($ millions)
Loans and acceptances	189,182	188,043	191,407
Total assets	291,700	289,588	297,137
Deposits	189,218	192,658	195,350
Common shareholders’ equity	13,603	13,655	13,028
Assets under administration	146,425	151,537	158,022
Assets under management	17,331	18,206	21,213

Capital measures
Tier 1 capital ratio (%)	10.3	10.0	9.9
Total capital ratio (%)	12.7	12.8	13.4
Tangible common equity to risk-weighted assets(3) (%)	8.4	8.5	8.0
Risk-weighted assets ($ millions)	159,106	163,231	164,538

Credit quality
Net impaired loans after general allowance ($ millions)	378	559	515
General allowance for credit losses ($ millions)	1,475	1,475	1,475
Specific provision for credit losses as a % of average loans and acceptances	0.53	0.67	0.74	0.60	1.27	0.74

Common share information
Share price ($)
High	55.79	54.75	55.88	55.79	55.88	-
Low	49.67	44.55	45.20	44.55	44.05	-
Close	55.79	50.70	53.95
Shares outstanding (thousands)
Average (basic)	503,494	504,503	504,338	504,007	504,322	-
Average (diluted)	511,252	512,251	513,342	511,760	513,280	-
End of period	503,968	503,666	505,267
Dividends per share ($)	0.40	0.40	0.37	0.80	0.71	-
Dividend yield (%)	3.0	3.2	2.9	3.2	2.8	-
Market capitalization ($ millions)	28,116	25,536	27,259
Book value per share ($)	26.99	27.11	25.78
Market value to book value multiple	2.1	1.9	2.1
Price to earnings multiple (trailing 4 quarters)	12.6	11.4	16.3

Other information
Employees	43,772	44,500	46,974
Branches and offices	1,846	1,848	1,951

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.
(1)	therefore Scotiabank’s results for 2002 included charges of $540 million (after tax) related to Argentina. These charges were discussed in detail in Table 24 (on page 74) and Note 23 (on page 110) of the 2002 Scotiabank Annual Report. For the presentation of these 2002 results, management believes that analysis of the Bank’s performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. Earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

(2)	Refer to details of taxable equivalent basis (TEB) measures further below, footnotes 1 and 4.
(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of subsidiaries less goodwill and intangible assets, as a percentage of risk-weighted assets.

Management’s Discussion and Analysis

Review of Operating Performance

Total revenue

The Bank’s total revenue (on a taxable equivalent basis) was $2.6 billion this quarter, compared to $2.8 billion in the same quarter last year and $2.6 billion last quarter. The year-over-year decline principally resulted from lower securities gains and foreign currency funding spreads; the translation effect of a stronger Canadian dollar on revenues denominated in foreign currencies; and the effect of the sales last year of the operations of Scotiabank Quilmes and the Bank’s merchant acquirer business.

Net interest income

Net interest income (on a taxable equivalent basis) was $1,603 million, down $109 million from the second quarter of 2002, but only $8 million lower than last quarter, despite there being three fewer days in the second quarter.

Canadian interest profits rose $48 million over last year, resulting from a 9% increase in average Canadian earning assets and solid growth in core Canadian dollar deposits, mitigated by some compression in the Canadian interest margin.

Foreign interest profits were $701 million, a decline of $157 million from the second quarter of last year, due mainly to lower funding spreads and the appreciation of the Canadian dollar. Also, last year’s results included our Argentine operations, which were sold in the fourth quarter.

The Bank’s net interest margin on total average assets was 2.25% in the second quarter, down from 2.34% in the same quarter a year ago, but up from 2.17% last quarter.

Other income

Other income was $965 million this quarter, compared to $1,058 million in the same quarter last year.

Contributing to the year-over-year decline were the sales of Scotiabank Quilmes and the Bank’s merchant acquirer business last year. As well, there were lower gains on the sale of securities compared to last year’s exceptionally high levels, and a drop in retail brokerage revenues in line with market trends. Partly offsetting were higher investment banking revenues and credit fees.

Compared to last quarter, other income fell by $69 million, as investment banking revenues returned to more normal levels from the record achieved in the first quarter. Declines in other categories were largely offset by higher securities gains.

Non-interest expenses and productivity

Non-interest expenses were $1,429 million this quarter, a reduction of $76 million over the same quarter last year.

As a result of a tender offer to eligible creditors of Scotiabank Quilmes, a charge of $31 million was included in expenses this quarter. If all expenses related to Scotiabank Quilmes and the Bank’s merchant acquirer business were excluded from the results of the same quarter last year, expenses declined by 5%. This was mainly driven by a reduction in stock and performance-based compensation. In addition, there were small decreases in several other expense categories, arising in part from the favourable effect of foreign currency translation.

Compared to the previous quarter, operating expenses grew by $74 million, due in large part to the settlement with the creditors of Scotiabank Quilmes and to higher stock-based compensation, following the increase in the Bank’s share price.

The productivity ratio - which measures how efficiently the Bank generates revenues - was again very good at 55.6%.

Taxes

The Bank’s effective tax rate for the quarter was 19.2%, which was lower than in previous quarters because of higher tax-exempt dividend income this quarter, accompanied by an increase in earnings from international subsidiaries in countries with lower effective tax rates.

Non-controlling interest

The non-controlling interest in the net income of subsidiaries was $70 million this quarter, an increase of $28 million from the same quarter last year, but in line with last quarter. The year-over-year change was mostly due to the effect of the issuance of Scotiabank Trust Securities (“Scotia BaTS II”) on April 30, 2002, and February 13, 2003, as well as higher earnings from Scotiabank Inverlat.

Risk management

The Bank’s key risk management policies and practices are unchanged from those outlined on pages 59 to 66 of the 2002 Annual Report.

Credit risk

The total provision for credit losses was $248 million this quarter, compared to $350 million in the second quarter of last year, and $325 million last quarter. Excluding reversals relating to Argentine cross-border loans, the provision for credit losses was $275 million this quarter.

The domestic retail portfolio continued to perform very well, with the provision for credit losses at a level similar to that of the first quarter. Provisioning for domestic commercial lending also remained stable.

Credit quality in the Bank’s international portfolio (excluding Argentina) was also on par with last quarter. In addition, $27 million of provisions against Argentine cross-border loans were reversed this quarter, following their sale or declassification.

Scotia Capital’s provision for credit losses declined to $171 million in the second quarter from $224 million in the prior quarter, reflecting improvement in the U.S. portfolio, partially offset by higher provisions in Canada related to the airline industry. In our view, the telecommunications and cable sector has stabilized. In the power and energy sector, further debt restructurings were successfully completed in the quarter, but some restructurings are still in progress. Overall, we continue to proactively manage Scotia Capital’s credit portfolio.

As a result of these developments, total net impaired loans, after deducting the allowance for credit losses (specific and general), declined $181 million from the first quarter to $378 million, as at April 30, 2003, driven by improvements in Scotia Capital.

Market risk

Value at Risk (VAR) is a key measure of market risk in the Bank’s trading activities. For the second quarter, the average one-day VAR was $8.6 million, down from $9.6 million in the first quarter. This reduction was due to lower foreign exchange and equities exposure.

Average daily trading revenue was $3.3 million for the second quarter, down slightly from $3.6 million in the first quarter. Trading revenue was positive on more than 96% of the days in the second quarter, compared to 95% for the first quarter. No single loss day exceeded the one-day VAR.

Liquidity risk

The objective of the Bank’s liquidity management policies and processes is to ensure that the Bank is in a position to honour all of its financial commitments as they come due in a timely and cost-effective manner. Liquid assets were $68 billion as at April 30, 2003, and remained stable at 23% of total assets.

The Bank pledges assets to support certain activities; the majority of the assets pledged relate to securities repurchase and borrowing activities. Total assets pledged were $51 billion at April 30, 2003, compared to $42 billion at January 31, 2003.

Balance sheet

On April 30, 2003, total assets were $292 billion, a decrease of $5 billion from a year ago, but $2 billion higher than last quarter. The year-over-year decrease was primarily due to the stronger Canadian dollar, which appreciated by 9% against the U.S. dollar, as well as asset securitizations and the sale of Scotiabank Quilmes. Excluding these factors, underlying assets grew $10 billion year over year, driven by retail lending in Canada with net growth of $4 billion in mortgage balances and $3 billion in personal loans.

Adjusting for the sale of Scotiabank Quilmes and the appreciation of the Canadian dollar, liabilities grew year over year, mainly from higher core customer deposits in Canada and increased funding requirements to support the Bank’s asset growth. Average balances in the Bank’s successful Money Master account nearly quadrupled in size over the period, and average current account balances grew by 8%.

The surplus of market value over book value in the Bank’s investment securities portfolio rose significantly in the second quarter to $418 million as at April 30, 2003. The $174 million improvement from last quarter was largely due to higher values of the Bank’s emerging market and equity portfolios from improving market conditions.

Capital management

The Bank’s capital ratios remained very strong, notwithstanding the acquisition of an additional 36% of Grupo Financiero Scotiabank Inverlat on April 30, 2003.

The Tier 1 capital ratio was 10.3% at the end of the quarter, an improvement of 40 basis points from the prior year, and 30 basis points above last quarter. Tier 1 capital rose slightly to $16.4 billion as at April 30, 2003, from several factors:
-	The issuance of $750 million of Scotia BaTS II in February, followed by the redemption of Series 9 Preferred Shares of $250 million; partially offset by,
-	A reduction in retained earnings of $92 million, notwithstanding quarterly net income after dividends of $381 million. This decline was mainly a result of an unrealized foreign exchange translation loss of $399 million, due to the effect of the appreciation of the Canadian dollar against foreign currency net investments in subsidiaries; and
-	A decrease of $465 million, mainly from a reduction in non-controlling interest in subsidiaries, following the purchase of 36% of Inverlat.

The Bank’s tangible common equity remained strong at 8.4%, which was 40 basis points higher than a year ago, from continued growth in common equity, accompanied by a decline in risk-weighted assets of $5.4 billion. A modest quarter-over-quarter decline in this ratio was largely due to the purchase of the 36% of Inverlat.

Dividend

The Board of Directors, at its meeting on May 27, 2003, approved an increase in the quarterly dividend of 4 cents to 44 cents per common share, payable on July 29, 2003, to shareholders of record as of July 2, 2003. This continues the Bank’s record of annual dividend increases, unbroken for more than a decade, and results in the quarterly dividends per common share rising by 19% over last year. As well, the dividend payout range has been increased to 35-45% of net income available to common shareholders.

Outlook

Economic conditions have remained relatively buoyant in Canada, and less so in the United States, but weaker in many of the Bank’s other markets. The global economic revival that appeared to be getting under way last year has faltered in 2003, given ongoing geopolitical uncertainty, exacerbated by the impact of the conflict in the Middle East, and the economic fallout from the SARS virus. We are also seeing significant disruptions from exchange rate movements; in particular, the sharp decline in the U.S. dollar, and ongoing volatility in global financial markets. In this environment, both Canada and the U.S. have experienced a loss of momentum. The Canadian economy, in particular, will have to adjust to the shift in exchange rates.

Looking forward, we expect that global economic growth will remain soft into next year. Interest rates and inflation are expected to stay very low by historical standards.

Despite these difficult economic conditions, the Bank anticipates achieving its performance targets for the year.

Business Line Highlights

Domestic Banking

Domestic Banking, which includes Wealth Management, generated net income of $264 million in the second quarter, an increase of 4% over last year. Domestic Banking represented 44% of the Bank’s total net income this quarter. Compared to last quarter, earnings fell 10%, primarily from three fewer days in the second quarter and moderately higher expenses.

Net interest income increased $33 million from last year, driven by substantial growth in retail assets, particularly residential mortgages and personal revolving credit, and higher business borrowings. As well, core deposits continued to grow, in large part from the success of the Money Master account. This was partly offset by a lower margin.

Other income fell $29 million or 8% year over year, with the sale of the merchant acquirer business last year accounting for almost half of the decline. Retail brokerage fees also fell in line with market trends, reflecting the continued slow trading environment. These declines were partly offset by higher electronic banking and transaction-based fees.

Credit quality remained strong in the retail portfolio and stable in commercial lending.

Operating expenses continued to be well controlled, with an increase of less than 1% from the same quarter last year. Even after adjusting for the sale of the merchant acquirer business, expense growth was only 2%.

Other highlights for the quarter were:
-	To ensure we meet customers’ changing mortgage needs, we recently launched three new and innovative home ownership solutions:
-	the Free Down Payment Mortgage, a Scotiabank exclusive for a limited time, where the Bank “gifts” a down payment equal to 5% of the property value, allowing homebuyers an opportunity to access the housing market sooner with an insured mortgage;
-	the Right Rate Mortgage, a five-year mortgage which is re-priced every six months at prime minus 0.50%, and is convertible without penalty to a term equal to or longer than the remaining term, providing customers with flexibility and a low interest rate and payment; and
-	the Mortgage for Self-Employed, which provides self-employed and commissioned-sales borrowers easier access to mortgage financing, with only 15% down.
-	Scotiabank launched its Money Master for business savings account, offering Canadian small business owners a high rate of interest and 24/7 access. The new account builds on ScotiaOne Service for business, Scotiabank’s premier small business program, which provides straightforward solutions for small business owners on both sides of their balance sheet.
-	As part of our efforts to provide total financial solutions, we introduced a new referral program for commercial clients with Argosy Bridge Management Inc., which provides specialized short-term bridge debt financing to fill the gap between senior and subordinated debt.

-	Scotiabank continues to be an industry leader in the automotive finance market. In our indirect retail business, more than 40% of all loan applications were received via the Internet in March 2003, up significantly from 10% in October 2002. Our performance in automating the receipt of applications, which has resulted in improved turnaround and lower costs, is top tier in North America.
-	Scotiabank continues to provide leading-edge call centre service for mutual funds. Our French call centre ranked 2nd, and our English call centre ranked 4th in Canada in recent Dalbar rankings for service.
-	ScotiaMcLeod’s fee-based advisory programs - Partnership Plus and i:Partner - ranked No. 1 in growth among the major brokerages in a recent report by Investor Economics for the year ended December 31, 2002. The programs had a combined annual growth rate of 29% - more than three times the industry average.
-	ScotiaMcLeod launched a new online Investor Education Centre, providing investors with tools and resources to help them develop their investing knowledge. A key component of the site is the Canadian Securities Institute (CSI) Learning Centre, which, in partnership with the CSI, offers six learning modules that cover 20 investment topics. The site is available through Scotia OnLine.

Scotia Capital

Scotia Capital earned $169 million in the second quarter, up a substantial $49 million over last year, and $31 million above last quarter. Both these positive trends arose from a reduction in credit losses in U.S. corporate lending.

Total revenues were 11% lower than a year ago, resulting mainly from a decline in margins following the maturity of favourable funding positions late last year, and the effect of the appreciation of the Canadian dollar. Revenues from derivatives, debt and equity underwriting, and foreign exchange continued to perform strongly.

Credit quality improved this quarter, with loan loss provisions declining significantly by $98 million from last year and $53 million from the prior quarter. This was accompanied by a decline of $181 million or 13% in net impaired loans. The cable and telecom sector has stabilized. As well, several significant debt restructurings in the power and energy trading sector were successfully completed during the quarter. Management of credit risk continues to be the top priority for the division.

There was a decrease in non-interest expenses from last year from lower performance-related compensation. However, expenses rose 9% from last quarter, again primarily in performance-related compensation.

Other highlights for the quarter were:
-	ScotiaMocatta ranked second on a global basis in Risk magazine’s 2003 Annual Commodity Rankings for both gold and silver.
-	We were awarded a co-lead arranger role for US$1.6 billion in bank debt used to finance the leveraged buyout of the Dole Food Company, Inc. The transaction included US$1.125 billion in senior debt facilities and a US$475 million high-yield bond issue.
-	We played a key role in the Blackstone Group’s leveraged buyout of TRW Inc.’s auto parts business. We acted as senior managing agent for US$2 billion in senior debt facilities and participated in a US$1.54 billion high-yield bond issue. Scotia Capital also participated in the associated US$600 million receivables securitization facility.
-	We participated in the underwriting of US$3 billion of senior debt and other issues, such as US$100 million in equity, US$345 million in convertible preferred shares and US$450 million in high-yield bonds for Allied Waste, the second-largest waste management company in the U.S.
-	Scotia Capital was a co-lead underwriter of the $154 million treasury offering of income trust units for PrimeWest Energy Trust, following the successful $110 million issue only 11 weeks earlier.

International Banking

International Banking reported net income of $171 million this quarter, an increase of $21 million or 14% from last year, and $4 million or 2% above last quarter.

Latin American operations led the division with substantial growth in net income compared to both last quarter and last year. Latin American revenues were buoyed by gains on the sale of emerging market securities this quarter, partly offset by the impact of the sale of Scotiabank Quilmes operations, which were included in last year’s results. As well, Inverlat’s results improved year over year, with substantial growth in core deposits, and retail and commercial lending.

As a result of a tender offer to eligible creditors of Scotiabank Quilmes, a charge of $31 million was included in non-interest expenses this quarter. As well, $27 million of provisions against Argentine cross-border loans were reversed this quarter, following their sale or declassification.

The Bank’s Caribbean earnings fell 20% from last year and were 12% below last quarter, due to the strengthening of the Canadian dollar against the U.S. dollar and most Caribbean currencies, as well as higher loan losses. Notwithstanding, return on equity remained strong across the region.

In Asia, results were unchanged from a year ago, but fell below last quarter’s particularly strong results.

Other highlights for the quarter were:
-	On April 30, we increased ownership of our Mexican subsidiary, Grupo Financiero Scotiabank Inverlat, to 91%, purchasing the Mexican government’s 36% minority interest for $465 million. We also made an offer for the outstanding 9% minority interest held by former shareholders.
-	We continued to expand our delivery network in the Caribbean, adding 19 new ATMs in the quarter, bringing the total number of ATMs in the region to 388. We finalized a deal with Texaco to deploy several ATMs in their gas stations and convenience marts across the Bahamas. Building strong corporate alliances such as these is a key part of our offsite ATM expansion program.
-	We signed a seven-year agreement with First Data Corp., a global leader in electronic commerce and payment services, to provide credit card- processing services to the Bank’s operations in 19 countries across the Caribbean and Central America. Consolidating these services with a single provider will allow us to leverage the latest technology, increasing operational efficiency and providing customers with value- added products and features. First Data has provided similar services to Scotiabank Inverlat in Mexico since 1994, and also provides merchant processing services to Scotiabank clients throughout the Caribbean.
-	As part of our ongoing expansion of international wealth management services, we launched the distribution of mutual funds in Jamaica, Costa Rica and Trinidad during the quarter. Funds will be sold by designated sales representatives who have completed accreditation and sales training.
-	In Chile, Scotiabank Sud Americano successfully completed a campaign to increase the number of users of its Internet and telephone banking services. Over 50% of our client base now regularly uses the ScotiaWeb or ScotiaPhone services, and 42% regularly conduct transactions.
-	As part of our ongoing efforts to reduce costs and improve efficiency, we introduced an electronic document storage and retrieval system in Jamaica. Experience to date indicates that this system has reduced print volumes by 38%, and we expect substantial cost savings once it is fully implemented later this year.

Other

Other segments reported a small loss of $8 million this quarter versus net income of $74 million last year, which included $31 million (after tax) related to a prior year tax settlement. As well, Group Treasury’s contribution was substantially larger last year because of much higher securities gains.

Other Initiatives

Employees and Human Resources
-	Scotiabank recently became the exclusive financial services sponsor of the Women in Leadership Foundation, an organization dedicated to promoting the advancement of women in leadership (WILF). Bank representatives took part in WILF-sponsored Women’s Career Days, information and recruitment forums held on university campuses across Canada in February and March.
-	A new Web-based pension estimator tool was launched to offer employees participating in the Scotiabank Pension Plan an opportunity to create their own individualized retirement scenarios. Members also received copies of the first-ever Scotiabank Pension Plan annual report, which provided them with a summary of the overall management and financial condition of the plan.
-	A revised, flexible benefits package for employees took effect on April 1. For the first time, enrollment in the flexbenefits program was conducted exclusively online.

Community involvement
-	Scotiabank published its 2002 Public Accountability Statement (PAS) in March, available online at scotiabank.com. The PAS is a comprehensive overview of how Scotiabank is fulfilling its broad-based social responsibilities.
-	Scotiabankers spearheaded a drive to raise funds for a proposed new regional cancer treatment centre at the Royal Victoria Hospital in Barrie, Ontario. Some 120 employees from eight local branches sold paper bricks to build a “foundation” wall, raising more than $105,000.
-	For the second consecutive year, Scotia Capital hosted Invest in Kids Day, and donated more than $682,000 in commissions generated from institutional equity trades made with the firm that day to Invest in Kids, a national charitable organization dedicated to giving Canada’s youngest children the best possible start in life.
-	Scotiabank renewed its sponsorship of the West Indies Cricket Board’s popular Kiddy Cricket program for another five-year term on February 24. The program helps children in 12 Caribbean countries develop self-confidence and self-discipline, and ensures the continued preservation and celebration of a sport that is very much a part of Caribbean heritage and identity.
-	More than 70 proud Scotiabankers, graduates of Dalhousie University, were on hand March 24, as the Bank kicked off its annual general meeting of shareholders in Halifax with a $500,000 donation to the school, in support of a new Faculty of Management building. Over the past 30 years, Dalhousie has received more than $2.1 million from Scotiabank.

Business Line Results

Domestic Banking

	For the three months ended			For the six months ended

(Unaudited) ($ millions)	April	January	April	April	April
(Taxable equivalent	30	31	30	30	30
basis)(1)	2003	2003	2002	2003	2002

Net interest income	$ 861	$ 869	$ 828	$ 1,730	$ 1,685
Provision for
credit losses	(77)	(76)	(72)	(153)	(142)
Other income	352	371	381	723	772
Non-interest expenses	(738)	(716)	(737)	(1,454)	(1,483)
Provision for
income taxes	(134)	(154)	(146)	(288)	(299)

Net income	$ 264	$ 294	$ 254	$ 558	$ 533

Average assets
($ billions)	$ 100	$ 98	$ 92	$ 99	$ 91

Return on equity	31.0%	32.7%	30.3%	31.9%	31.6%

Scotia Capital

	For the three months ended			For the six months ended

(Unaudited) ($ millions)	April	January	April	April	April
(Taxable equivalent	30	31	30	30	30
basis)(1)	2003	2003	2002	2003	2002

Net interest income	$ 336	$ 319	$ 430	$ 655	$ 867
Provision for
credit losses	(171)	(224)	(269)	(395)	(529)
Other income	315	349	304	664	627
Non-interest expenses	(250)	(229)	(275)	(479)	(538)
Provision for
income taxes	(61)	(77)	(70)	(138)	(161)

Net income	$ 169	$ 138	$ 120	$ 307	$ 266

Average assets
($ billions)	$ 123	$ 122	$ 124	$ 122	$ 123

Return on equity	11.5%	8.4%	9.1%	9.9%	9.9%

International Banking

	For the three months ended			For the six months ended

(Unaudited) ($ millions)	April	January	April	April	April
(Taxable equivalent	30	31	30	30	30
basis)(1)	2003	2003	2002	2003	2002

Net interest income	$ 501	$ 527	$ 553	$ 1,028	$ 1,147
Provision for
credit losses	(3)	(28)	(14)	(31)	(539)
Other income	217	193	190	410	283
Non-interest expenses	(440)	(411)	(489)	(851)	(999)
Provision for
income taxes	(66)	(61)	(57)	(127)	(40)
Non-controlling
interest
in net income of
subsidiaries	(38)	(53)	(33)	(91)	(67)

Net income	$ 171	$ 167	$ 150	$ 338	$ (215	)(2)

Average assets
($ billions)	$ 53	$ 57	$ 60	$ 55	$ 60

Return on equity	21.9%	20.0%	18.9%	21.0%	(14.7	)%(2)

Other(3)

	For the three months ended			For the six months ended

	April	January	April	April		April
(Unaudited) ($ millions)	30	31	30	30		30
	2003	2003	2002	2003		2002

Net interest income(4)	$(162)	$(172)	$(166)	$(334)		$(320)
Provision for credit losses	3	3	5	6		10
Other income	81	121	183	202		245
Non-interest expenses	(1)	1	(4)	-	3
Provision for income taxes(4)	103	64	65	167		146
Non-controlling interest in net income of subsidiaries	(32)	(21)	(9)	(53)		(18)

Net income	$(8)	$(4)	$74	$(12)		$66

Average assets ($ billions)	$16	$17	$24	$17		$24

Total

	For the three months ended			For the six months ended

	April	January	April	April	April
(Unaudited) ($ millions)	30	31	30	30	30
	2003	2003	2002	2003	2002

Net interest income	$ 1,536	$ 1,543	$ 1,645	$ 3,079	$ 3,379
Provision for credit
losses	(248)	(325)	(350)	(573)	(1,200)
Other income	965	1,034	1,058	1,999	1,927
Non-interest expenses	(1,429)	(1,355)	(1,505)	(2,784)	(3,017)
Provision for income
taxes	(158)	(228)	(208)	(386)	(354)
Non-controlling
interest in net
income of
subsidiaries	(70)	(74)	(42)	(144)	(85)

Net income	$ 596	$ 595	$ 598	$ 1,191	$ 650

Average assets
($ billions)	$ 292	$ 294	$ 300	$ 293	$ 298

Return on equity	17.2%	16.6%	18.3%	16.9%	9.4%

(1)	The Bank analyzes revenues on a taxable equivalent basis (TEB), which grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis with a corresponding offset in the provision for income taxes. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
(2)	Excluding charges of $540 (after tax) related to Argentina, net income and return on equity for the six months ended April 30, 2002, were $325 and 19.8%, respectively.
(3)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2003 ($67), January 31, 2003 ($68), April 30, 2002 ($67), and for the six months ended April 30, 2003 ($135), and April 30, 2002 ($129), to arrive at the amounts reported in the Consolidated Statement of Income.

Geographic Highlights

	For the three months ended			For the six months ended

	April	January	April	April	April
(Unaudited)	30	31	30	30	30
	2003	2003	2002	2003	2002

Net income ($ millions)
Canada	$ 386	$ 431	$ 424	$ 817	$ 859
United States	67	48	(24)	115	(77)
Other international	159	150	200	309	(94)
Corporate adjustments	(16)	(34)	(2)	(50)	(38)

	$ 596	$ 595	$ 598	$ 1,191	$ 650

Average assets
($ billions)
Canada	$ 175	$ 170	$ 162	$ 172	$ 161
United States	37	40	47	39	46
Other international	77	80	85	78	85
Corporate adjustments	3	4	6	4	6

	$ 292	$ 294	$ 300	$ 293	$ 298

Interim Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the six months ended

	April	January	April	April	April
(Unaudited) ($ millions)	30	31	30	30	30
	2003	2003	2002	2003	2002

Interest income
Loans	$ 2,511	$ 2,622	$ 2,505	$ 5,133	$ 5,270
Securities	753	734	739	1,487	1,534
Deposits with banks	109	122	139	231	301

	3,373	3,478	3,383	6,851	7,105

Interest expense
Deposits	1,306	1,411	1,279	2,717	2,805
Subordinated debentures	42	45	54	87	110
Other	489	479	405	968	811

	1,837	1,935	1,738	3,772	3,726

Net interest income	1,536	1,543	1,645	3,079	3,379
Provision for credit
losses	248	325	350	573	1,200

Net interest income
after provision for
credit losses	1,288	1,218	1,295	2,506	2,179

Other income
Deposit, payment and
card services	184	205	199	389	414
Investment, brokerage
and trust services	144	152	172	296	332
Credit fees	171	174	163	345	329
Investment banking	280	326	263	606	553
Net gain on investment
securities	54	11	102	65	90
Securitization
revenues	20	51	25	71	62
Other	112	115	134	227	147

	965	1,034	1,058	1,999	1,927

Net interest and
other income	2,253	2,252	2,353	4,505	4,106

Non-interest expenses
Salaries and staff
benefits	825	806	880	1,631	1,754
Premises and technology	282	274	298	556	593
Communications and
marketing	114	111	126	225	245
Other	177	164	201	341	425
Loss on disposal of
subsidiary operations	31	-	-	31	-

	1,429	1,355	1,505	2,784	3,017

Income before the
undernoted	824	897	848	1,721	1,089
Provision for income
taxes	158	228	208	386	354
Non-controlling interest
in net income of
subsidiaries	70	74	42	144	85

Net income	$ 596	$ 595	$ 598	$ 1,191	$ 650

Preferred dividends
paid and other	24	27	27	51	54

Net income available
to common
shareholders	$ 572	$ 568	$ 571	$ 1,140	$ 596

Average number of
common shares
outstanding
(thousands):
Basic	503,494	504,503	504,338	504,007	504,322
Diluted	511,252	512,251	513,342	511,760	513,280

Net income per common
share (in dollars):
Basic	$ 1.14	$ 1.12	$ 1.13	$ 2.26	$ 1.18
Diluted	$ 1.12	$ 1.11	$ 1.11	$ 2.23	$ 1.16

Consolidated Balance Sheet

	As At

(Unaudited) ($ millions)	April 30 2003	January 31 2003	October 31 2002	April 30 2002

Assets
Cash resources
Cash and non-interest-bearing
deposits with banks	$ 1,312	$ 1,431	$ 1,664	$ 1,393
Interest-bearing deposits
with banks	15,554	14,051	16,582	17,352
Precious metals	1,877	2,264	2,027	2,106

	18,743	17,746	20,273	20,851

Securities
Investment	20,023	21,514	21,602	25,484
Trading	38,509	35,280	34,592	35,741

	58,532	56,794	56,194	61,225

Loans
Residential mortgages	57,300	56,902	56,295	54,995
Personal and credit cards	24,647	23,788	23,363	21,187
Business and governments	72,931	75,321	77,181	80,854
Securities purchased under
resale agreements	30,269	27,359	32,262	30,481

	185,147	183,370	189,101	187,517
Allowance for credit losses	3,576	3,639	3,430	4,427

	181,571	179,731	185,671	183,090

Other
Customers’ liability under
acceptances	7,611	8,312	8,399	8,317
Land, buildings and equipment	2,054	2,070	2,101	2,158
Trading derivatives’
market valuation	16,193	17,735	15,821	12,553
Goodwill	371	292	299	360
Other intangible assets	290	297	305	320
Other assets	6,335	6,611	7,317	8,263

	32,854	35,317	34,242	31,971

	$291,700	$289,588	$296,380	$297,137

Liabilities and shareholders’
equity
Deposits
Personal	$ 76,783	$ 76,551	$ 75,558	$ 76,146
Business and governments	87,488	89,946	93,830	93,440
Banks	24,947	26,161	26,230	25,764

	189,218	192,658	195,618	195,350

Other
Acceptances	7,611	8,312	8,399	8,317
Obligations related to securities
sold under repurchase agreements	35,777	27,232	31,881	34,324
Obligations related to securities
sold short	9,141	9,198	8,737	8,615
Trading derivatives’ market
valuation	15,871	16,608	15,500	12,547
Other liabilities	14,288	15,104	15,678	16,346
Non-controlling interest in
subsidiaries	2,318	1,919	1,912	1,865

	85,006	78,373	82,107	82,014

Subordinated debentures	3,073	3,852	3,878	4,970

Shareholders’ equity
Preferred shares	800	1,050	1,275	1,775
Common shares	3,063	3,023	3,002	2,991
Retained earnings	10,540	10,632	10,500	10,037

	14,403	14,705	14,777	14,803

	$291,700	$289,588	$296,380	$297,137

Consolidated Statement of Changes in Shareholders’ Equity

	For the six months ended

(Unaudited) ($millions)	April 30 2003	April 30 2002

Preferred shares
Bank:
Balance at beginning of period	$ 1,025	$ 1,525
Redeemed	(475)	-

Balance at end of period	550	1,525
Scotia Mortgage Investment Corporation	250	250

Total	800	1,775

Common shares
Balance at beginning of period	3,002	2,920
Issued	78	79
Purchased for cancellation	(17)	(8)

Balance at end of period	3,063	2,991

Retained earnings
Balance at beginning of period	10,500	9,913
Cumulative effect of adoption of new accounting
standard for goodwill and other intangible assets	-	(76)

	10,500	9,837
Net income	1,191	650
Dividends: Preferred	(32)	(54)
Common	(403)	(358)
Net unrealized foreign exchange gains/(losses)	(561)	22
Premium on redemption and purchase of shares	(144)	(56)
Other	(11)	(4)

Balance at end of period	10,540	10,037

Total shareholders’ equity at end of period	$ 14,403	$ 14,803

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the six months ended

Sources and (uses) of cash flows (Unaudited) ($ in millions)	April 30 2003	April 30 2002	April 30 2003	April 30 2002

Cash flows from operating
activities
Net income	$ 596	$ 598	$ 1,191	$ 650
Adjustments to net income to
determine net cash flows	348	289	679	1,223
Net accrued interest receivable
and payable	34	(302)	243	(445)
Trading securities	(3,544)	(2,235)	(4,650)	(8,087)
Trading derivatives’ market
valuation, net	752	(36)	(78)	419
Other, net	802	320	269	(1,158)

	(1,012)	(1,366)	(2,346)	(7,398)

Cash flows from financing
activities
Deposits	1,705	2,675	808	11,870
Obligations related to securities
sold under repurchase agreements	9,277	141	5,570	4,196
Obligations related to securities
sold short	4	1,103	504	2,188
Subordinated debenture
redemptions/repayments	(716)	-	(716)	(350)
Capital stock issued	48	48	78	78
Capital stock redeemed/purchased
for cancellation	(325)	(5)	(636)	(63)
Cash dividends paid	(215)	(214)	(435)	(413)
Other, net	(646)	660	(215)	1,037

	9,132	4,408	4,958	18,543

Cash flows from investing
activities
Interest-bearing deposits with
banks	(2,227)	823	181	(818)
Investment securities	848	1,901	510	449
Loans, excluding securitizations	(6,361)	(6,301)	(3,522)	(11,932)
Loan securitizations	379	304	1,131	505
Land, buildings and equipment,
net of disposals	(36)	54	(56)	66
Other, net(1)	(465)	(27)	(465)	(46)

	(7,862)	(3,246)	(2,221)	(11,776)

Effect of exchange rate changes on
cash and cash equivalents	(51)	(54)	(81)	(75)

Net change in cash and cash
equivalents	207	(258)	310	(706)
Cash and cash equivalents at
beginning of period	692	513	589	961

Cash and cash equivalents at
end of period	$ 899	$ 255	$ 899	$ 255

Represented by:
Cash and non-interest-bearing
deposits with banks	$ 1,312	$ 1,393
Cheques and other items in
transit, net liability	(413)	(1,138)

Cash and cash equivalents at	$ 899	$ 255
end of period

Cash disbursements made for:
Interest	$ 1,747	$ 1,927	$ 3,711	$ 4,129

Income taxes	$ 164	$ 278	$ 287	$ 470

(1)	For the three months ended April 30, 2003, includes investment in subsidiaries of $465 (April 30, 2002 - $42), less cash and cash equivalents at the date of acquisition of nil (April 30, 2002 - $15). For the six months ended April 30, 2003, includes investment in subsidiaries of $465 (April 30, 2002 - $61), less cash and cash equivalents at the date of acquisition of nil (April 30, 2002 - $15).

Notes to the Interim Consolidated Financial Statements (Unaudited):

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002, as set out in the 2002 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1.

1.	New accounting policies

Stock-based compensation

The Canadian Institute of Chartered Accountants (CICA) issued a new accounting standard requiring the use of a fair-value-based method for certain stock-based compensation arrangements. The Bank adopted this standard effective November 1, 2002, on a prospective basis for all of its stock-based compensation plans. The transition to this new standard had no impact on these interim consolidated financial statements on the date of adoption.

The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer Directors.

In the prior quarter, the Bank granted employee stock options with stock appreciation rights (a tandem SAR feature). These allow the employees to either exercise the stock option for shares, or to exercise the tandem SAR and thereby receive the intrinsic value of the stock option in cash. Changes to the Bank’s obligation under the tandem SAR feature, as a result of changes in the Bank’s common share price, are expensed in salaries and staff benefits in the Consolidated Statement of Income over the vesting period, similar to the accounting for the Bank’s other stock-based compensation plans.

In the prior quarter, the Bank also retroactively attached tandem SARs to the employee stock options granted in fiscal 2002; all other terms and conditions remained unchanged. These stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the tandem SARs.

Stock options granted prior to November 1, 2002, which do not have tandem SAR features continue to be accounted for by the Bank in accordance with the accounting policies used in its year-end financial statements.

Beginning November 1, 2002, the cost associated with stock options granted under the non-officer Directors’ stock option plan (which do not have tandem SAR features) are expensed using a fair-value-based method. In the prior quarter, the Bank granted 38,000 Directors’ stock options, which vested immediately. The associated cost of $0.5 million was determined using a Black-Scholes pricing model and was recorded in other non-interest expenses last quarter.

Sale of performing loans

In the first quarter, a new accounting policy was established for the sale of performing loans, one of the Bank’s credit risk management strategies. The Bank records gains or losses on the sale of performing loans in other income. Gains or losses on sales of impaired loans are reported in the provision for credit losses. Losses on sales of performing loans were $1 million and $8 million for the three and six-month periods ended April 30, 2003, respectively.

2.	Future accounting changes

Consolidation of variable interest entities (VIEs) The CICA is finalizing a new accounting guideline which will require the consolidation of VIEs by the primary beneficiary. A VIE is an entity (a) where the equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) does not meet specified exemption criteria. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIEs expected losses, expected residual returns, or both.

The guideline will be effective for the Bank’s interim financial statements commencing February 1, 2004. The impact of these changes on the Bank has not yet been determined.

3.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented above.

4.	Significant capital transactions

In the first quarter, the Bank initiated a new normal course issuer bid to purchase up to 25 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2004, or the date the Bank completes its purchases. During the quarter, the Bank purchased 1.3 million common shares at an average cost of $50.77. For the six months ended April 30, 2003, 2.8 million common shares were purchased at an average price of $50.67.

On January 29, 2003, the Bank redeemed $225 million Series 8 Non- cumulative Preferred Shares. These shares were redeemed at a price of $26 per share which included a premium of $1 per share.

On February 13, 2003, the Bank completed a third issue of Scotiabank Trust Securities in the amount of $750 million, which are included in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

On March 24, 2003, $116 million 8.1% subordinated debentures matured.

On April 1, 2003, the Bank redeemed all of its $600 million 5.4% subordinated debentures. On April 28, 2003, the Bank redeemed $250 million Series 9 Non-cumulative Preferred Shares. These shares were redeemed at a price of $26 per share which included a premium of $1 per share.

5.	Investment in subsidiary

On April 30, 2003, the Bank increased its ownership in Grupo Financiero Scotiabank Inverlat in Mexico to 91%. The purchase price for the additional 36% was $465 million, which was paid in cash. The allocation of the purchase price to the fair value of the identifiable assets and liabilities has not yet been completed.

6.	Guarantees

In February 2003, the CICA issued an accounting guideline on the disclosure of guarantees, which broadens the definition of guarantees and requires substantially expanded disclosure. This new guideline was effective for the Bank this quarter. As this guideline requires disclosure only, there was no impact on the Consolidated Statement of Income and Consolidated Balance Sheet. The Bank continues to evaluate its products and contractual arrangements.

A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform related to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

As at April 30, 2003 ($ millions)	Maximum potential amount of future payments(1)	Carrying value

Standby letters of credit and performance
guarantees	14,408	-
Derivative instruments	1,130	134
Liquidity facilities	16,483	-
Securitizations	2,706	-
Indemnifications	442	13
Other guarantees	6	2

(1)	The maximum potential amount of future payments represent those guarantees that can be quantified and excludes other guarantees that cannot be quantified.

Standby letters of credit and performance guarantees Standby letters of credit and performance guarantees represent an irrevocable obligation to pay a third party when a customer does not meet its contractual financial or performance obligations. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to either buy or sell a specified quantity of a financial instrument at a predetermined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written calls and caps, as the nature of these contracts prevents quantification.

Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Credit enhancements

The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits administered by the Bank and by third parties. As at April 30, 2003, these credit enhancements amounted to $804 million and are included within standby letters of credit and performance guarantees in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Securitizations

The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average two years. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.

Indemnifications

(i) Business dispositions
From time to time, the Bank has sold all or part of the assets of certain divisions. As is customary in purchase and sale agreements, as the seller, the Bank may indemnify the purchaser for certain aspects of its past conduct of the business, third-party claims, or any undisclosed liabilities, including tax liabilities. As well, the Bank may agree, in order to facilitate a transaction, to arrangements where the legal liability to a third party for performance by the purchaser remains with the Bank for a period of time. Appropriate indemnities to the Bank from the purchaser are obtained. Often, the term and amount of the Bank’s indemnifications are limited only in part by the agreements. Therefore, this prevents the Bank from estimating the maximum potential amount the Bank could be required to pay. As at April 30, 2003, $13 million was included in other liabilities in the Consolidated Balance Sheet with respect to these indemnities.

(ii) Value transfer networks (VTNs)

The Bank is a member of numerous VTNs (payment, clearing and settlement systems, as well as securities exchanges), including, in Canada, the Automated Clearing Settlement System and the Large Value Transfer System (LVTS), both operated by the Canadian Payments Association, as well as many others around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of another member’s default on its obligations or, in certain cases, to cover the default of the Bank’s own customers. The indemnification clauses are often standard contractual or by-law terms that were entered into in the ordinary course of business. In the case of LVTS, there is a stated maximum potential amount which has been reflected in the table above. However, in many cases, there are no stated amounts or limits to the amount of indemnification. Contingencies triggering the obligation to indemnify have not occurred. As a result of the nature of these indemnities, other than for LVTS, the Bank cannot estimate the maximum potential amount it could be required to pay to the counterparties, nor the amount of collateral and assets available under recourse provisions that would mitigate any such payment. There are no amounts reflected in the Consolidated Balance Sheet with respect to these indemnities.

(iii) Other indemnification agreements

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, sales of assets, outsourcing agreements, leasing arrangements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition, undisclosed liabilities, loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them are difficult to predict. Therefore, the maximum potential future amount the Bank could be required to pay cannot be estimated. Historically, any payments made under these indemnities have been insignificant. There are no amounts reflected in the Consolidated Balance Sheet with respect to these indemnities.

Share Capital (thousands of shares)	April 30, 2003

Preferred shares outstanding:
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia
Mortgage Investment Corporation	250

Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by
Scotiabank Capital Trust	750	(1)
Series 2003-1 trust securities issued by
Scotiabank Capital Trust	750	(1)

Common shares outstanding	503,968

Outstanding options granted under the Stock Option
Plans to purchase common shares	26,700	(2)

(1)	Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.
(2)	Included are 6,550 stock options with tandem SAR features.

Further details are available in Notes 13 and 14 of the October 31, 2002, consolidated financial statements presented in the 2002 Annual Report and Note 4, above, of this report.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2003

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Web site

For information relating to Scotiabank and its services, visit us at our Web site: www.scotiabank.com

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, May 27, 2003, at 2:00 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode by telephone, toll-free, at 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio Webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations(at)scotiabank.com.

A telephone replay of the conference call will be available from May 27, 2003, to June 10, 2003, by calling (416) 640-1917 and entering the identification code 250127(pound key). The archived audio Webcast will be available on the Bank’s Web site for three months.

Forward-looking statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

General information

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-564-6253
Fax: (416) 263-9394; 1-888-453-0330
E-mail: caregistryinfo(at)computershare.com

Co-Transfer Agent (U.S.A.) Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado 80401 U.S.A. Telephone: 1-800-621-3777

Co-Transfer Agent (United Kingdom) Computershare Investor Services PLC The Pavilions Bridgwater Road Bedminster Down Bristol BS99 7NH United Kingdom Telephone: +44 870 702 0003 Fax: +44 870 703 6101

For other shareholder enquiries, please contact:

Secretary’s Department Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-4790 Fax: (416) 866-5090 E-mail: corporate.secretary(at)scotiabank.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank Scotia Plaza 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-5982 Fax: (416) 866-7867 E-mail: investor.relations(at)scotiabank.com

For other information and for media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925 Fax: (416) 866-4988 E-mail: corpaff(at)scotiabank.com

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les etats financiers periodiques de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l’etiquette d’adresse, afin que nous puissions prendre note du changement.

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For further information:

Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808
Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982
Diane Flanagan, Public Affairs, (416) 866-6806